Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

AMERICAN ROCK SALT CO. LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Fiscal Years Ended September 30,
	2005	2004	2003	2002	2001
	As Adjusted(2)
Fixed Charges:
Plus: Interest Expense	$11,399	$10,700	$4,362	$4,812	$2,954
Plus: Interest Capitalized	—	—	—	126	6,221
Plus: Amortization of Capitalized Interest	1,014	1,014	1,014	845	—
Plus: Rentals	181	179	177	170	161
Plus: Amortization of Deferred Financing Costs	777	411	31	94	8

Total fixed charges	13,371	12,304	5,584	6,047	9,344

Earnings:
Net Income (Loss)	11,015	11,179	16,471	3,998	(3,319)
Fixed Charges	13,371	12,304	5,584	6,047	9,344
Less: Interest Capitalized	—	—	—	126	6,221

Total	24,387	23,484	22,055	9,919	(196)

Ratio of earnings to fixed charges	1.82	1.91	3.95	1.64	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income before fixed charges (the Company does not incur Fixed charges consist of interest expense, including the amortization of deferred debt issuance costs, the amortization of capitalized interest, and the of our operating rents. The ratio of earnings to fixed charges on a historical basis with respect to fiscal year 2001 is not meaningful because during that we were still in mine development and ramp-up phase. Earnings were insufficient to cover fixed charges by approximately $8.9 million for fiscal year
(2)	As discussed in footnote 2 to the financial statements, in September 2006, the Company changed the method of amortizing mine development costs to a units-of-production method, which change has been retroactively applied. The Income Statement impacts of the change were to reduce cost of sales-products by $1,934, $2,036, $2,919, $873, and $31 for the fiscal years 2005, 2004, 2003, 2002, and 2001, respectively, with corresponding increases to Net Income to members for each year. The change had no impact on total operating cash flows.